UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number: 001-34638

SPROTT PHYSICAL GOLD TRUST
(Translation of registrant's name into English)

Suite 2600, South Tower,
Royal Bank Plaza,
200 Bay Street,
Toronto, Ontario,
Canada M5J 2J1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release issued by Sprott Physical Gold Trust (the "Trust") on October 11, 2017: Sprott Physical Bullion Trusts Give Unitholders Access to Direct Registration System.

Exhibit 99.1 is hereby incorporated by reference into the Trust's registration statement on Form F-10 (File No. 333-211508), filed with the Securities and Exchange Commission on May 20, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL GOLD TRUST
(Registrant)
By Sprott Asset Management GP Inc.,
as general partner of
the manager of the Registrant

By:	/s/ Kevin Hibbert
Kevin Hibbert
Director

Dated: October 11, 2017

Exhibit 99.1

Sprott Physical Bullion Trusts Give Unitholders Access to Direct Registration System

Toronto, October 11, 2017 (Globe Newswire) -- Each of the Sprott Physical Gold Trust (NYSE Arca/TSX:PHYS), the Sprott Physical Silver Trust (NYSE Arca/TSX:PSLV) and the Sprott Physical Platinum and Palladium Trust (NYSE Arca/TSX:SPPP) announce today that effective October 5, 2017, unitholders of each of these trusts will be able to hold their units through the Direct Registration System (DRS) with the trusts' transfer agent.  References to "trust" shall mean the Sprott Physical Gold Trust, the Sprott Physical Silver Trust or the Sprott Physical Platinum and Palladium Trust, as applicable, and references to "trusts" shall mean all three trusts collectively.

DRS is the electronic or book-entry form of security ownership offered by and only through transfer agents and allows a unitholder to hold trust units in that holder's name directly as opposed to electronic security ownership through a broker.   If a holder holds units of a trust through DRS, that ownership is evidenced on the books and records of the trust directly, as opposed to holding units of a trust through a broker, who in turn is registered on the books of the trust.

DRS holders will not receive an actual certificate but will instead receive an annual DRS statement directly from the transfer agent.  Before a unitholder holding units through DRS can trade the units on NYSE Arca or TSX, the holder will first have to instruct the transfer agent to move the units from  DRS to the holder's brokerage account.

If a unitholder desires to redeem units for bullion, and such unitholder holds his, her or its units through DRS, the holder first has to request and then receive a unit certificate before engaging in the redemption process.  This process is identical to the process described in the current prospectus and annual information form of each of the trusts, which are available at www.sprottphysicalbullion.com.

The option to hold units through DRS will not be available for investors purchasing units in an offering conducted by one of the trusts, but will be available to such investors after the offering is concluded.

Unitholders interested in holding their units through DRS should contact the trusts' transfer agents as follows:

U.S. unitholders	Canadian unitholders
Computershare	TSX Trust Company
By Regular Mail	By Mail
PO BOX 50500	301-100 Adelaide Street West
Louisville, KY 40233-5000	Toronto, ON M5H 4H1
Attn: Investor Services

By Overnight Delivery
462 South 4th Street	Tel: 866- 800-5869
Suite 1600
Louisville, KY 40202	Email: TMXEinvestorservices@tmx.com
Tel: 1-800-446-2617

Web Personal Assistant: www.computershare.com

About Sprott Asset Management LP and the Trusts

Sprott Asset Management LP is the investment manager to the Sprott Physical Gold Trust, Sprott Physical Silver Trust and the Sprott Physical Platinum and Palladium Trust. Important information about each of the trusts, including its investment objectives and strategies, applicable management fees, and expenses, is contained in the current annual information form for such trust, which can be found on www.sprottphysicalbullion.com, in the U.S. on www.sec.gov and in Canada on www.sedar.com. Commissions, management fees, or other charges and expenses may be associated with investing in any of the trusts. The performance of the investment funds is not guaranteed, their values change frequently and past performance is not an indication of future results. To learn more about Sprott Physical Gold Trust, Sprott Physical Silver Trust or Sprott Physical Platinum and Palladium Trust, please visit sprottphysicalbullion.com.

Except for statements of historical fact contained herein, information in this press release may constitute "forward-looking information" within the meaning of applicable securities laws. Other than statements of historical fact, all statements that involve various known and unknown risks, uncertainties and other factors are "forward-looking statements". There can be no assurance that such statements will prove accurate. Results and future events could differ materially from those anticipated in such statements.

For more information:

Glen Williams
Managing Director
Sprott Group
Direct: 416-943-4394